September 19, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (213) 235-2229

Andrzej Matyczynski
Chief Financial Officer and Treasurer
Reading International, Inc.
550 South Hope Street
Suite 1828
Los Angeles,  CA  90071

Re:	Reading International, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed March 25, 2005
      File No. 1-8625

Dear Mr. Matyczynski

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K

Item 6 - Selected Financial Data

1. Within your selected financial data table you present EBIT and EBITDA. These are non-GAAP financial measures and are required to be reconciled with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In addition, please revise to present separate discussions on how management and investors use EBIT and EBITDA. Revise to address the following items as it relates to your disclosure regarding your non-
GAAP financial measures:

* Explain why EBITDA, as a performance measure, provides investors relevant and useful information.

* Explain how you expect investors to use this performance measure.

* Explain the economic substance behind management`s decision to use
EBITDA when assessing the performance of the company.

* Explain why management believes it is useful to eliminate interest, taxes, depreciation and amortization when assessing the financial performance of the company.

* Discuss the limitations of excluding interest, taxes, depreciation and amortization when assessing the financial performance of the company. Include separate explanations for these items.

See questions 8 and 15 in the Frequently Asked Questions and Item
10(e) of Regulation S-K regarding the use of non-GAAP financial measures.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

2004 Compared with 2003

2. Please revise to provide a more detailed discussion of the significant changes in revenue and expense amounts each period. Where changes in revenue and expense amounts are related to several factors each significant factor should be separately quantified and discussed. For example, discuss the increases/decreases in revenues for your foreign operations versus your domestic operations and what the contribution to net income was for each. In addition you disclose that cinema revenues consist of admissions, concessions and advertising. Disclose the amount of revenue that pertains to each and discuss reasons for the fluctuations from year to year and what you anticipate for the future. Refer to SEC Release No. 33-8350.

3. Please revise to discuss your results of operations on a consolidated basis. There is no discussion within the results of operations that discusses the fact that the Company has had significant losses over the past three years. This should be highlighted throughout your MD&A and discussion should be included on what actions the Company is taking to mitigate this problem.

Liquidity and Capital Resources, page 53

4. Please revise to describe reasons for material changes in cash flows from operating, investing, and financing activities from period to period. We note that your disclosures are merely a reiteration of the cash flow statement. The liquidity discussion should focus on the reasons for the changes in assets and liabilities.

Notes to Consolidated Financial Statements

Note 6 - Acquisitions and Disposal of Assets, page 86

5. Please tell us how your purchase of Mt. Gravatt Cinema for $2,178,000 resulted in a one-time gain of $2,259,000, net of applicable expenses. Also, tell us how you determined the "Put Price" of $4,960,000. Please cite the applicable accounting guidance in your response.

Note 17 - Commitments and Contingencies

Tax Audit, page 96

6. Tell us and disclose in future filings whether the probability of loss is probable, reasonably possible or remote. Also, tell us the amount of loss that has been accrued if any. For reference see paragraphs 8-10 of SFAS 5. We may have further comment.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
Reading International, Inc.
September 19, 2005


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